SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 2)
LNB Bancorp, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
502100-10-0

(CUSIP Number)
Umberto P. Fedeli, The Fedeli Group, 5005 Rockside Road, Fifth Floor, Independence, OH 44131, (216) 328-8080

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 2, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	502100-10-0	Page	2	of	7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Umberto P. Fedeli

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		560,714

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		560,714

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

560,714

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.11%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 502100-10-0	Page 3 of 7
Item 1. Security and Issuer.
          This Amendment No. 2 to Schedule 13D relates to shares of common stock, par value $1.00 per share (the “Shares”), of LNB Bancorp, Inc., an Ohio corporation (the “Company”), and is filed by Umberto P. Fedeli.
Item 3. Source and Amount of Funds or Other Consideration.
          Item 3 is amended and supplemented as follows:
          The Shares reported in Item 5(c) as having been acquired by Mr. Fedeli were acquired for the aggregate purchase price of approximately $257,835.04 (excluding commissions) with Mr. Fedeli’s personal funds.
Item 4. Purpose of Transaction.
          Item 4 is amended and supplemented as follows:
          Mr. Fedeli, a long-time investor in community banks and thrifts, purchased the Shares for investment. Since the filing of his original Schedule 13D on August 9, 2010, Mr. Fedeli has continuously pointed to the Company’s strengths, including a loyal customer base providing solid core deposits which in turn provide a strong platform for growth, while simultaneously expressing his concern over the on-going performance of the Company.
          Apparently, the stock market has similar concerns. The Company’s own annual report on Form 10-K filed with the Securities Exchange Commission shows that LNB has trailed its peers in the NASDAQ Bank Index and the S&P 500 Index. According to the annual report a $100 investment in the Company in December 2005 would have turned into $33.74 at December 31, 2010, including dividend reinvestment, compared to the same $100 invested in the S&P 500 Index yielding $111.99 and the same $100 invested in the NASDAQ Bank Index returning $75.34, in each case including dividend reinvestment and over the same period of time. The chart below is reprinted from the Company’s Form 10-K:

CUSIP No. 502100-10-0	Page 4 of 7

*	$100 invested on 12/31/05 in stock or index. Including reinvestment of dividends. Fiscal year ending December 31.

Copyright© 2011 S&P, a division of The McGrew-Hill Companies Inc. All rights reserved.
The graph shown above is based on the following data points:

	12/05	12/06	12/07	12/08	12/09	12/10
LNB Bancorp, Inc.	$100.00	$93.08	$89.16	$33.88	$29.01	$33.74
S&P 500 Index	100.00	115.80	122.16	76.96	97.33	111.99
NASDAQ Bank Index	100.00	114.45	88.71	71.34	62.32	75.34
          In the Company’s press release announcing its first quarter 2011 results, the Company touted its “solid profitability” and “core business strength.” However, as an investor, Mr. Fedeli remains disappointed in the first quarter’s performance, which continue to reflect the concerns he has previously expressed and the stock market continues to show. Net income available to common stockholders actually decreased $201,000, or 19.9%, from $1.012 million for the 3 months ended March 31, 2010 to $811,000 in the first quarter of 2011. Earnings per share in the same two periods decreased 4 cents, or 28.6%, from 14 cents to 10 cents. Noninterest expense increased $496,000, or 5.7%, from $8.693 million in the first quarter of 2010 to $9.189 million in the first quarter of 2011, mostly from a $509,000 increase related to the costs of maintaining the Company’s portfolio of real estate it owns or may own as a result of bad loans. The Company’s efficiency ratio continues to increase, reaching 71.73% in the first quarter of 2011. (An efficiency ratio measures a bank’s expenses for each dollar of revenue. Thus, the smaller the percentage the better.) Mr. Fedeli believes the Company’s ratio is significantly higher than the Company’s peers and indicates the difficulty that the Company continues to have in managing its costs without any real growth. The Company’s annualized return on average assets remains low at 0.39%, far below a 1.0% return which is what Mr. Fedeli believes is an attainable goal.
          Although the Company does continue to maintain its strengths, Mr. Fedeli remains concerned whether current Company leadership is moving fast enough to enable the Company to realize its potential. He believes that management must acquire a sense of urgency and immediately address three major issues affecting the Company’s performance
•	ongoing credit problems

•	rising costs, and

•	lack of any real revenue growth.
          Successful execution of a strategic plan focused on these three core goals can generate significant profits and create value for all shareholders. At the same time, the Company’s board must consider ways to replace its federal TARP funds in a manner that is non-dilutive to all the Company’s shareholders. If the Company is unable to improve profitability significantly, through the combination of simultaneously addressing ongoing credit problems, decreasing costs and improving revenue, along with adopting a successful strategy to replace TARP, Mr. Fedeli believes there will be no choice but for the Company to consider strategic alternatives, such as a sale or merger, to enhance shareholder value. For Mr. Fedeli, a sale or merger is not the desired outcome. He prefers an aggressive long-term growth strategy to improve performance and allow the Company to control its own destiny and flourish as a healthy community bank.

CUSIP No. 502100-10-0	Page 5 of 7
To achieve and accelerate a successful growth strategy, Mr. Fedeli believes that:
•	Today, there exists a lack of alignment among the board, the management and the shareholders and that culture must change, with the focus always being on creating shareholder value.

•	The Company’s board remains too large. Previously, he has recommended reducing the size of the board so that the remaining directors are fully engaged in the strategic process and focused on growing the Company. He continues to believe this step is vital.

•	Members of the board should hold a more significant stake in the Company so that the interests of the board are aligned with those of all the shareholders. With the decision on replacing TARP looming, Mr. Fedeli believes it is all the more important that the board’s interests be aligned with the shareholders.

•	The logical choice to lead the change and create the sense of urgency is already on the board. Thomas P. Perciak is the most successful banker on the board and with his significant track record and bank experience, he should be appointed executive chairman of the board. Mr. Fedeli feels that Mr. Perciak can make a greater contribution to the board and the shareholders by taking a more significant role and more directly overseeing management.

•	Management should be held accountable if they do not successfully execute a growth plan within a reasonable amount of time.
          Mr. Fedeli intends to continue to talk with and meet with members of the Company’s board of directors and its management team to learn more about their progress and to share ideas and thoughts on how to best maximize shareholder value over the long-term. Mr. Fedeli is willing to take a more substantial role in the Company to further accelerate the Company’s growth. To do so, Mr. Fedeli may seek to place a representative on the board. In addition, he is open to increasing his investment significantly in the Company further if he feels that management can generate results and the Company is receptive to Mr. Fedeli’s ideas.
          Regulatory approvals may be required depending on Mr. Fedeli’s level of stock ownership and in connection with attaining representation on the Company’s board. Mr. Fedeli intends to obtain any required approvals and would also intend to seek the approval of the Company to both increase his stock ownership and place a representative on the board.
Item 5. Interest in Securities of the Issuer.
          Items 5(a) and (c) are amended and supplemented as follows:
          (a) According to the most recently available filing with the Securities and Exchange Commission by the Company, there are 7,844,749 Shares outstanding.
          Mr. Fedeli beneficially owns a total of 560,714 Shares, or 7.11% of the outstanding Shares.

CUSIP No. 502100-10-0	Page 6 of 7
          (c) In the past sixty days, Mr. Fedeli purchased 45,800 Shares in open market transactions as set forth below:

		Approximate Per Share Price
Date	Number of Shares	(Excluding Commissions)
03/07/2011	4,402	$5.51
03/15/2011	5,000	$5.50
03/23/2011	3,958	$5.55
03/24/2011	1,155	$5.52
03/25/2011	1,060	$5.55
03/28/2011	4,900	$5.50
03/29/2011	1,043	$5.50
03/31/2011	2,000	$5.60
04/01/2011	2,800	$5.70
04/07/2011	5,000	$5.75
04/15/2011	200	$5.70
04/25/2011	282	$5.70
05/02/2011	14,000	$5.75

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 12, 2011

/s/ Umberto P. Fedeli
Umberto P. Fedeli